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                         HINES HOLDINGS, INC.                       EXHIBIT 12.1
               Computation of Ratio of Earnings to Fixed Charges
                            (Dollars in thousands)

                                                           Year ended December 31
                                             ------------------------------------------------
                                               1993       1994      1995      1996      1997
                                               ----       ----      ----      ----      ----
Fixed charges:

Interest expense                             $ 6,014    $ 7,555   $13,274   $20,140   $20,708
Amortization of deferred financing costs       1,079      1,069     4,557       940     1,097
Rental expense deemed representative
  of the interest expense component of
  rental expense
**Assume 33 percent                              324        311       356       434       561
                                             -------    -------   -------   -------   -------
Total fixed charges                            7,417      8,935    18,187    21,514    22,366
                                             -------    -------   -------   -------   -------

Earnings:
Income before provision for income taxes,
  minority interest, income from
  discontinued operations and
  extraordinary loss                           6,229     14,258     8,441       844     9,293
                                             -------    -------   -------   -------   -------

Earnings plus fixed charges                   13,646     23,193    26,628    22,358    31,659
                                             -------    -------   -------   -------   -------

Ratio of earnings to fixed charges           $  1.84    $  2.60   $  1.46   $  1.04   $  1.42
                                             -------    -------   -------   -------   -------
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